UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Registration Statement No. 333-205564

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees

(Exact name of Registrant as specified in its charter)

501 South 5th Street, Richmond, VA 23219, (804) 444-1000

(Address, including zip code, and telephone

number, including area code, of registrant's principal executive offices)

Plan Participation Interests in the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees

(Title of each class of securities covered by this Form)

WestRock Company Common Stock, par value $0.01 per share

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:*

* Participants in the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the “Plan”) can no longer contribute or reallocate their funds to purchase shares of common stock, par value $0.01 per share (the “Common Stock”), of WestRock Company (the “Company”) pursuant to the Plan. Therefore, participation interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. The Common Stock continues to be registered pursuant to Section 12(b) of the Exchange Act, and the Company’s duty to file reports under Section 13(a) or 15(d) remains with respect to the Common Stock.

Pursuant to the requirements of the Exchange Act, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2016	MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By:	/s/ Robert B. McIntosh
Name:	Robert B. McIntosh
Title:	Executive Vice President, General Counsel and Secretary